Exhibit 99.3

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	29	04	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	31,752	452
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£3.45

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
John Howard Pugh	Ordinary	452

Address
33 The Triangles Longlevens Gloucester Gloucestershire
UK postcode GL2 0NF

Name	Class of shares allotted	Number allotted
Paul Cassidy	Ordinary	6,723

Address
Lane End Croft Drive Caldy Wirral Merseyside
UK postcode L48 2JW

Name	Class of shares allotted	Number allotted
John Paul Davies	Ordinary	537

Address
9 Charlecote Avenue Tuffley Gloucester Gloucestershire
UK postcode GL4 0TH

Name	Class of shares allotted	Number allotted
Robert Jeeves	Ordinary	2,151

Address
214 Long Road Canvey Island Essex
UK postcode S58 0JR

Please enter the number of continuation sheets (if any) attached to this form	3

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Ian John Mathers	Ordinary	806

Address
103 Kingshill Avenue Romford Essex
UK postcode RM5 2SA

Name	Class of shares allotted	Number allotted
Terence Paul Mulhearn	Ordinary	3,361

Address
20 Blanquettes Avenue Worcester Worcestershire
UK postcode WR3 8DA

Name	Class of shares allotted	Number allotted
Nigel Stannard	Ordinary	672

Address
6 Surbiton Square Cinderhill Nottingham Nottinghamshire
UK postcode NG8 6EG

Name	Class of shares allotted	Number allotted
Michael Turner	Ordinary	2,689

Address
45 Hillshaw Park Way Ripon North Yorkshire
UK postcode HG4 1JU

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Gearoid Butler	Ordinary	5,144

Address
Boolyglass Hugginstown Co Kilkenny
UK postcode

Name	Class of shares allotted	Number allotted
John Kent	Ordinary	411

Address
Ballinamona Newbawn Co Wexford
UK postcode

Name	Class of shares allotted	Number allotted
David Slattery	Ordinary	2,057

Address
21 Beechlawn Beaufort Place Navan Co Meath
UK postcode

Name	Class of shares allotted	Number allotted
Justin Ryan	Ordinary	2,057

Address
59 Mallfield Thomastown Co Kilkenny
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Michael O'Brien	Ordinary	5,144

Address
Carnivan House Hodson Bay Athlone Co Roscommon
UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Name	Class of shares allotted	Number allotted
Ordinary

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	3

Signed	/s/ M J White	Date 3/5/2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform